CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                      BSC - 0003

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [* * *].


                                                      November 20, 2006
Mr. John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 13, 2006
      File No. 1-8989


Dear Mr. Nolan:

This letter is in response to your letter dated October 23, 2006 regarding the aforementioned filing of The Bear Stearns Companies Inc. (together with its consolidated subsidiaries, the "Company" or "Bear Stearns"). Our responses repeat the captions and comments contained in your letter of October 23, 2006.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005
-----------------------------------------------------

Annual Report
-------------

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Income, page 77
------------------------------------------

1. We note your response to comment four from our letter dated May 30, 2006 in which you state that since your portfolio had become more material, you decided that all MSR related activity should be presented on the same line item. In your response, you also describe various other expenses which you currently net against various revenue sources. In the interest of transparency to financial statement users, please tell us and revise your accounting policy footnotes in future filings to describe both the nature and amount of expenses netted against each type of revenue. For example, to the extent material, revise future filings to disclose the amount of amortization of mortgage servicing rights as well as costs associated with mortgage securitization transactions, successful equity and debt underwriting activities, and merger and advisory transactions. Your response should provide us with drafts of the proposed revisions you intend to include in future filings.

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                      BSC - 0003

John P. Nolan
United States Securities and Exchange Commission
Page 2 of 4

Bear Stearns Response:

As discussed in our letter dated June 29, 2006, we record net revenues in the investment banking, commissions and principal transactions line items of the consolidated statement of income. In addition to the items already disclosed in accounting policy footnotes to financial statements in reports previously filed with the Securities and Exchange Commission (e.g. net interest income and expense from repurchase agreements and net unrealized trading gains and losses), below is a summary, by revenue line, of the nature and amount of expense items that are netted against each revenue line.

Investment Banking

As discussed in our letter dated June 29, 2006, we net direct expenses against successful equity and debt underwriting and merger and advisory fees in the investment banking line item. The netting of these expenses is supported by guidance in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Aggregate direct expenses associated with underwriting and merger and advisory fees amounted to approximately [* * *] for the fiscal year ended November 30, 2005. Beginning with the 2006 Annual Report on Form 10-K, we will revise Note 1, Summary of Significant Accounting Policies under Investment Banking and Advisory Services to state that underwriting revenues and fees for mergers and acquisitions advisory services are shown net of transaction-related expenses. See the attached revised disclosure (1) to be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2006.

As noted in our letter dated June 29, 2006 and in our Annual Report on Form 10-K as of November 30, 2005, all fee income associated with servicing mortgages, as well as amortization and impairment associated with the Company's mortgage servicing rights ("MSRs"), have been included in the investment banking line on the consolidated statement of income. We make the following policy statement in
Note 1, Summary of Significant Accounting Policies under Mortgage Servicing Assets, Fees and Advances of the Company's Annual Report on Form 10-K:
"Contractual servicing fees, late fees and other ancillary servicing fees earned for servicing mortgage loans are reflected net of MSR amortization and impairment in investment banking revenues in the consolidated statements of income." In addition, we disclose the Company's MSR activities, including the amount of amortization and impairment, in Note 5, Transfers of Financial

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                      BSC - 0003

John P. Nolan
United States Securities and Exchange Commission
Page 3 of 4

Assets and Liabilities. Amortization and impairment were $135.9 million and $.2 million, respectively, for the fiscal year ended November 30, 2005. We will continue to make these disclosures in future filings in both our annual and quarterly reports.

Commissions

As discussed in our letter dated June 29, 2006, we have certain commission sharing arrangements where we are acting as agent for another broker. We record our portion of the commission in accordance with EITF 99-19. The total commission is set by the introducing broker and their client. We collect the total commission and remit the introducing brokers commission to such broker. The amount collected for and paid to introducing brokers approximated [* * *] for the year ended November 30, 2005. Beginning with the 2006 Annual Report on Form 10-K, we will revise Note 1, Summary of Significant Accounting Policies to include our policy on recognizing commissions, including our policy on commission sharing arrangements. See the attached revised disclosure (2) to be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2006.

Principal Transactions

As discussed in our letter dated June 29, 2006, mortgage securitization transactions are recorded net of certain direct costs in principal transactions revenues. These costs may include legal, model review, rating agency and other direct costs associated with the transaction and approximated [* * *] for the fiscal year ended November 30, 2005. Beginning with the 2006 Annual Report on Form 10-K, we will revise Note 1, Summary of Significant Accounting Policies under Transfers and Servicing of Financial Assets and Extinguishments of Liabilities to state that mortgage securitization transactions are recorded net of certain direct costs in principal transactions revenues. See the attached

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                      BSC - 0003

John P. Nolan
United States Securities and Exchange Commission
Page 4 of 4

revised disclosure (3) to be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2006.

If you have any questions or require further information, please do not hesitate to contact me at (212) 272-6631 or Samuel L. Molinaro, Jr. at (212) 272-4390.

Sincerely,

/s/ Jeffrey Farber

Jeffrey Farber
Controller
[Principal Accounting Officer]

                         THE BEAR STEARNS COMPANIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS
      The Bear Stearns Companies Inc. (the "Company") is a holding company that, through its broker-dealer and international bank subsidiaries, principally Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC"), Bear, Stearns International Limited ("BSIL") and Bear Stearns Bank plc ("BSB"), is primarily engaged in business as a securities broker-dealer and operates in three principal segments: Capital Markets, Global Clearing Services and Wealth Management. Capital Markets comprises the institutional equities, fixed income and investment banking areas. Global Clearing Services provides clearance-related services for prime brokerage clients and clearance on a fully disclosed basis for introducing broker-dealers. Wealth Management comprises the private client services ("PCS") and asset management areas. See Note 19, "Segment and Geographic Area Data," in the Notes to Consolidated Financial Statements. The Company also conducts significant activities through other wholly owned subsidiaries, including: Bear Stearns Global Lending Limited; Custodial Trust Company; Bear Stearns Financial Products Inc.; Bear Stearns Capital Markets Inc.; Bear Stearns Credit Products Inc.; Bear Stearns Forex Inc.; EMC Mortgage Corporation; and Bear Stearns Commercial Mortgage, Inc. The Company participates, through a majority-owned joint venture, in specialist activities on the New York Stock Exchange ("NYSE"), American Stock Exchange ("AMEX") and International Securities Exchange ("ISE").

      BASIS OF PRESENTATION
      The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and other entities in which the Company has a controlling interest. In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities" ("FIN No. 46 (R)"), the Company also consolidates any variable interest entities ("VIEs") for which it is the primary beneficiary. The assets and related liabilities of such variable interest entities have been shown in the Consolidated Statements of Financial Condition in the captions "Assets of variable interest entities and mortgage loan special purpose entities" and "Liabilities of variable interest entities and mortgage loan special purpose entities." See Note 6, "Variable Interest Entities and Mortgage Loan Special Purpose Entities," in the Notes to Consolidated Financial Statements.

      When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions (generally defined as owning a voting or economic interest of 20% to 50%), the Company applies the equity method of accounting.

      All material intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation. During the quarter ended May 31, 2005, the Company changed the income statement presentation of certain servicing fees and asset-based retail investor advisory fees. All net servicing fees are included in the investment banking line on the Consolidated Statements of Income. Asset-based retail investor advisory fees are included in the asset management and other income line on the Consolidated Statements of Income. Within the Capital Markets segment, certain servicing fees have been reclassified from investment banking to fixed income. These reclassifications in both the Consolidated Statements of Income and the Capital Markets segment were made to prior year amounts to conform to the current year's presentation.

      The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the country-regionplaceUnited States of America. These principles require management to make certain estimates and assumptions, including those regarding inventory valuations, stock compensation, certain accrued liabilities and the potential outcome of litigation and tax matters, which may affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

                         THE BEAR STEARNS COMPANIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      FINANCIAL INSTRUMENTS
      Proprietary securities, futures and other derivatives transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts, are recorded at fair value with the resulting net unrealized gains and losses reflected in "Principal Transactions" revenues in the Consolidated Statements of Income.

      Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other measurements.

      The Company follows Emerging Issues Task Force ("EITF") Statement No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." This guidance generally eliminates the practice of recognizing profit at the inception of a derivative contract unless the fair value of the derivative is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique that incorporates observable market data.

      Equity interests and securities acquired as a result of private equity and merchant banking activities are reflected in the consolidated financial statements at their initial costs until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. Generally, the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Reductions to the carrying value of these securities are made when the Company's estimate of net realizable value has declined below the carrying value.

      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
      The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities, and hedging activities. Accordingly, all derivatives, whether stand-alone or embedded within other contracts or securities (except in narrowly defined circumstances), are carried in the Company's Consolidated Statements of Financial Condition at fair value, with changes in fair value recorded in current earnings in "Principal Transactions" revenues. Designated hedged items in fair value hedging relationships are marked for the risk being hedged, with such changes recorded in current earnings.

      CUSTOMER TRANSACTIONS
      Customer securities transactions are recorded on the Consolidated Statements of Financial Condition on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are generally not reflected in the Consolidated Statements of Financial Condition.

      MORTGAGE SERVICING ASSETS, FEES AND ADVANCES
      Mortgage servicing rights ("MSRs"), which are included in "Other Assets" on the Consolidated Statements of Financial Condition, are reported at the lower of amortized cost or market. MSRs are amortized in proportion to and over the period of estimated net servicing income. MSRs are periodically evaluated for impairment based on the fair value of

                         THE BEAR STEARNS COMPANIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      those rights determined by using market-based models that discount anticipated future net cash flows considering loan prepayment predictions, interest rates, default rates, servicing costs and other economic factors. For purposes of impairment evaluation and measurement, the Company stratifies MSRs by securitizations, which are collateralized by loans with similar predominant risk characteristics. The excess of amortized cost over market value is reflected as a valuation allowance at balance sheet dates.

      Contractual servicing fees, late fees and other ancillary servicing fees earned for servicing mortgage loans are reflected net of MSR amortization and impairment in investment banking revenues in the Consolidated Statements of Income. Contractual servicing fees are recognized when earned based on the terms of a servicing agreement. All other fees are recognized when received. In the normal course of its business, the Company makes principal, interest and other servicing advances to external investors on mortgage loans serviced for these investors. Such advances are generally recoverable from the mortgagors or from the proceeds received from the sales of the underlying properties. A charge to expense is recognized to the extent that servicing advances are estimated to be uncollectible under the provisions of the servicing contracts.

      TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES (3)
      The Company follows SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125," to account for securitizations and other transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receivership; (2) the transferee is a Qualifying Special Purpose Entity ("QSPE") or has the right to pledge or exchange the assets received; and (3) the transferor has not maintained effective control over the transferred assets. The Company derecognizes financial assets transferred in securitizations provided that such transfer meets all of these criteria.

      Mortgage securitization transactions, net of certain direct costs, are
      ----------------------------------------------------------------------
      recorded in "Principal Transactions" revenues in the Consolidated
      -----------------------------------------------------------------
      Statement of Income.
      --------------------

      COLLATERALIZED SECURITIES TRANSACTIONS
      Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense is generally included in "Principal Transactions" revenues in the Consolidated Statements of Income. Reverse repurchase agreements and repurchase agreements are presented in the Consolidated Statements of Financial Condition on a net-by-counterparty basis, where permitted by generally accepted accounting principles. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

      Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned.

                         THE BEAR STEARNS COMPANIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved or additional collateral obtained, when deemed appropriate.

      INVESTMENT BANKING AND ADVISORY SERVICES (1)
      Underwriting revenues and fees for mergers and acquisitions advisory services are accrued when services for the transactions are substantially completed. Transaction expenses are deferred until the related revenue is recognized. Investment banking and advisory services revenues are
                  -----------------------------------------------------
      presented net of transaction-related expenses.
      ----------------------------------------------

      COMMISSIONS (2)
      ---------------
      Commission revenues primarily include fees from executing and clearing
      ----------------------------------------------------------------------
      client transactions on stock, options and futures markets worldwide. These
      --------------------------------------------------------------------------
      fees are recognized on a trade-date basis. The Company records its share
      ------------------------------------------------------------------------
      of the commission under certain commission sharing arrangements where the
      -------------------------------------------------------------------------
      Company is acting as agent for another broker, in accordance with EITF
      ----------------------------------------------------------------------
      Statement No. 99-19, "Reporting Revenue Gross as a Principal versus net as
      --------------------------------------------------------------------------
      an Agent."
      ----------

      ASSET MANAGEMENT AND OTHER INCOME
      The Company receives advisory fees for investment management. In addition, the Company receives performance incentive fees for managing certain funds. Advisory fees are recognized over the period of advisory service. Unearned advisory fees are treated as deferred revenues and are included in other liabilities in the accompanying Consolidated Statements of Financial Condition. Performance incentive fees are recognized throughout the year as they become realizable based on achievement of specified performance targets.

      FIXED ASSETS
      Depreciation of property and equipment is provided by the Company on a straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining life of the lease.

      GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS
      The Company accounts for goodwill and identifiable intangible assets under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with this guidance, the Company does not amortize goodwill, but amortizes identifiable intangible assets over their useful lives. Goodwill is tested at least annually for impairment and identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

      EARNINGS PER SHARE
      Earnings per share ("EPS") is computed in accordance with SFAS No. 128, "Earnings Per Share," and EITF Statement No. 03-6, "Participating Securities and the Two Class Method Under FASB Statement No. 128, Earnings Per Share." Basic EPS is computed by dividing net income applicable to common shares, adjusted for costs related to vested shares under the Capital Accumulation Plan for Senior Managing Directors, as amended ("CAP Plan"), as well as the effect of the redemption of preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes vested units issued under certain stock compensation plans, which will be distributed as shares of common stock. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares related to stock compensation plans.

      STOCK-BASED COMPENSATION
      Effective December 1, 2002, the Company elected to adopt fair value accounting for stock-based compensation consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective method with guidance provided by SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." As a result, commencing with options granted after November 30, 2002, the Company expenses the fair value of stock

                         THE BEAR STEARNS COMPANIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      options issued to employees over the related vesting period. Prior to December 1, 2002, the Company had elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), as permitted by SFAS No. 123. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense had been recognized for stock option awards granted prior to December 1, 2002 because the exercise price was at the fair market value of the Company's common stock on the grant date.

      The cost related to stock-based compensation included in the determination of net income for the fiscal years ended November 30, 2005, 2004 and 2003 is less than that which would have been recognized if the fair value-based method had been applied to stock option awards since the original effective date of SFAS No. 123.

      The following table illustrates the effect on net income and earnings per share if the fair value-based method had been applied to all outstanding awards in each fiscal year.

Fiscal Years Ended November 30,                     2005      2004       2003
-------------------------------------------------------------------------------
(in millions, except per share amounts)
-------------------------------------------------------------------------------
Net income, as reported                         $1,462.2   $1,344.7   $1,156.4
Add: Stock-based employee compensation plans
  expense included in reported net income,
  net of related tax effect                        375.4      335.4      306.4
Deduct: Total stock-based employee compensation
  plans expense determined under the fair value
  based method, net of related tax effect         (387.3)    (367.6)    (359.5)
-------------------------------------------------------------------------------
Pro forma net income                            $1,450.3   $1,312.5   $1,103.3
===============================================================================
Earnings per share:
  Basic--as reported                            $  11.42   $  10.88   $   9.44
  Basic--pro forma                              $  11.33   $  10.63   $   9.03
  Diluted--as reported                          $  10.31   $   9.76   $   8.52
  Diluted--pro forma                            $  10.23   $   9.54   $   8.16
===============================================================================

      CASH EQUIVALENTS
      The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less that are not part of the Company's trading inventory.

      INCOME TAXES
      The Company and certain of its subsidiaries file a US consolidated federal income tax return. The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are based on the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined by the enacted tax rates and laws expected to be in effect when the related temporary differences are expected to be reversed.

      The Company is under continuous examination by various tax authorities in jurisdictions in which the Company has significant business operations. The Company regularly evaluates the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. Tax reserves have been established, which the Company believes to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted as information becomes available or when an event requiring a change to the reserve occurs.

      TRANSLATION OF FOREIGN CURRENCIES
      Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at daily average rates of exchange during the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

      ACCOUNTING AND REPORTING DEVELOPMENTS
      In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment." SFAS No. 123 (R) is a revision of SFAS No. 123 and supersedes APB Opinion No. 25 and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair value-based method. Effective December 1, 2002, the Company elected to adopt fair value accounting for stock-based compensation consistent with SFAS No. 123 using the prospective method with guidance provided by SFAS No. 148. In April 2005, the SEC amended the effective date of SFAS No. 123 (R) to provide additional time for companies to comply with the reporting requirements. The Company adopted SFAS No. 123 (R), as required, on December 1, 2005, using the modified prospective method. The Company does not expect that adoption of this standard will have a material impact on the consolidated financial statements of the Company.

      In June 2005, the EITF reached a consensus on EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." The EITF consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause or substantive participating rights in managing the partnership. This guidance became effective upon ratification by the FASB on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Company does not expect the EITF consensus on EITF issue No. 04-5 to have a material impact on the consolidated financial statements of the Company.